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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------






                                 SCHEDULE 13G






            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934



                                 UNIVEC, INC.
                               (Name of Issuer)




                         Common Stock, $.001 par value
                        ------------------------------
                        (Title of Class of Securities)




                                  91335U 10 8
                        ------------------------------
                                (CUSIP Number)







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                                 SCHEDULE 13G

_______________________________________________________________________________

CUSIP No. 91335U 10 8                                                Page 2 of 4
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Dr. Alan H. Gold
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      CITIZENSHIP OR PLACE OR ORGANIZATION
                U.S.A.
_______________________________________________________________________________
               |     |
  NUMBER OF    |  5  |   SOLE VOTING POWER
   SHARES      |     |   333,333
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  6  |   SHARED VOTING POWER
 REPORTING     |     |   None
PERSON WITH    |_____|________________________________________________________
               |     |
               |  7  |   SOLE DISPOSITIVE POWER
               |     |   333,333
               |_____|________________________________________________________
               |     |
               |  8  |   SHARED DISPOSITIVE POWER
               |     |   None
_______________|_____|_________________________________________________________

    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          333,333
______________________________________________________________________________

   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                              [ ]
______________________________________________________________________________

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                11.18%
______________________________________________________________________________

   12     TYPE OF REPORTING PERSON
                IN
______________________________________________________________________________




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_______________________________________________________________________________

CUSIP No. 91335U 10 8                                                Page 3 of 4
_______________________________________________________________________________



Item  1(a).   Name of Issuer.

                  UNIVEC, Inc.

Item  1(b).   Address of Issuer's Principal Executive Offices.

                  999 Franklin Avenue, Garden City, New York 11530
 .

Item  2(a).   Name of Person Filing.

                  Dr. Alan H. Gold

Item  2(b).   Address of Principal Business Office or, if None, Residence.

                  The Reporting Person's business address is c/o Long Island Plastic Surgical Group, 999 Franklin Avenue, Garden City, New York 11530.

Item  2(c).   Citizenship.

                  USA.

Item  2(d).   Title of Class of Securities.

                  Common Stock, par value $.001 per share.

Item  2(e).   CUSIP Number.

                  91335U 10 8

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                  N/A

Item 4.  Ownership.

               (a) Amount Beneficially Owned:   333,333 shares of Common Stock.

               (b) Percent of Class:   11.18%

               (c) At December 31, 1997, the Reporting Person had sole voting and dispositive power with respect to 333,333 shares of Common Stock.




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_______________________________________________________________________________

CUSIP No. 91335U 10 8                                                Page 4 of 4
_______________________________________________________________________________

Item 5.  Ownership of Five Percent or Less of a Class.

                  N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  N/A

Item 8.  Identification and Classification of Members of the Group.

                  N/A

Item 9.  Notice of Dissolution of Group.

                  N/A

Item 10.  Certification.

                  N/A


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 1998




                                                    /s/ Dr. Alan H. Gold
                                                    ----------------------------
                                                    Dr. Alan H. Gold